UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
17 July 2026

Transaction in Own Shares

NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 July 2026	1,364,296	663.4000	650.60	654.8148	LSE
13 July 2026	432,040	663.4000	650.60	654.9356	CHIX
13 July 2026	179,959	662.2000	650.80	654.9522	BATE
14 July 2026	1,122,989	654.6000	637.40	643.2005	LSE
14 July 2026	276,381	652.6000	638.40	643.8179	CHIX
14 July 2026	116,452	651.8000	639.60	644.0800	BATE
15 July 2026	47,002	651.4000	646.60	648.0089	LSE
15 July 2026	21,255	652.0000	647.60	648.4414	CHIX
15 July 2026	7,847	648.8000	647.60	647.8924	BATE
16 July 2026	38,120	656.0000	654.80	655.7816	LSE
16 July 2026					CHIX
16 July 2026					BATE
17 July 2026	263,732	656.0000	654.00	655.1610	LSE
17 July 2026	72,230	656.0000	654.20	655.2547	CHIX
17 July 2026	27,380	656.0000	653.80	654.8960	BATE

 * Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 178,789,079 Ordinary Shares in treasury and have 7,963,384,531 Ordinary Shares in issue (excluding treasury shares). The total number of voting rights in the Company will be 31,855,470,684. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Further information:

Investor
Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/8935M_1-2026-7-17.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	17 July 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary